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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                to

Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

THE HOME DEPOT FUTUREBUILDER

Table of Contents

Independent Auditors' Report

The Administrative Committee
The Home Depot FutureBuilder:

    We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the "Plan") as of December 31, 2000, 1999, and 1998 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder at December 31, 2000, 1999, and 1998, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 4, 2001
Atlanta, Georgia

THE HOME DEPOT FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2000, 1999, and 1998

	2000	1999	1998
Assets:
Cash and cash equivalents	$30,132,713	49,364,005	28,408,418
Investments (note 5)	1,716,554,074	2,393,446,301	1,412,904,339

	1,746,686,787	2,442,810,306	1,441,312,757

Receivables:
Employer contributions receivable	—	—	6,913,263
Participant loans receivable	58,339,212	38,266,706	19,397,904
Other receivable	280,007	749,486	146,641

Total receivables	58,619,219	39,016,192	26,457,808

Total assets	1,805,306,006	2,481,826,498	1,467,770,565

Liabilities:
Accrued liabilities	160,512	355,724	553,163
Other payable	96,977	636,670	494,967

Total liabilities	257,489	992,394	1,048,130

Net assets available for benefits	$1,805,048,517	2,480,834,104	1,466,722,435

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2000, 1999, and 1998

	2000	1999	1998
Additions to net assets attributed to:
Investment income:
Realized gain on sale or distribution of common stock of The Home Depot, Inc.	$69,624,095	46,416,984	12,558,447
Realized gain on sale of shares of registered investment companies	18,740,198	8,295,525	4,178,694
Net unrealized (depreciation) appreciation in fair value of investments (note 5)	(854,909,344)	880,597,712	659,591,800
Interest income	4,764,443	13,898,916	1,031,654
Dividends	6,709,657	3,608,370	7,821,045

Total investment (loss) income	(755,070,951)	952,817,507	685,181,640

Contributions:
Participants'	163,948,617	120,578,245	85,298,480
Employer's	58,772,591	58,786,276	38,328,001

Total contributions	222,721,208	179,364,521	123,626,481

Total (reductions) additions	(532,349,743)	1,132,182,028	808,808,121

Deductions from net assets attributed to:
Benefits paid to participants	137,745,447	114,284,453	57,872,186
Administrative expenses	5,690,397	3,785,906	2,647,169

Total deductions	143,435,844	118,070,359	60,519,355

Net (decrease) increase	(675,785,587)	1,014,111,669	748,288,766
Net assets available for benefits:
Beginning of year	2,480,834,104	1,466,722,435	718,433,669

End of year	$1,805,048,517	2,480,834,104	1,466,722,435

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2000, 1999, and 1998

(1) Description of the Plan

  The following is a brief description of The Home Depot FutureBuilder (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a) General

    The Plan is a defined contribution plan covering substantially all employees of The Home Depot, Inc. and subsidiaries (the "Company"). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of one year of service. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  (b) Contributions

    Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of the Company's Board of Directors ("ESOP contributions"). During February 1999, the Company made its final ESOP contribution and increased its matching percentage contributions to the 401(k) Plan.

    Under the 401(k) portion of the Plan, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or contribution plans. The Company provides matching contributions of 150% of the first 1% of base compensation contributed by a participant and 50% of the next 2% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of the Company's Board of Directors. The matching Company contribution is invested directly in Home Depot common stock. Contributions are subject to certain limitations.

  (c) Participant Accounts

    The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated.

  (d) Vesting

    An employee becomes 100% vested upon death, reaching retirement age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

Years of service	Vesting percentage
3	20%
4	40
5	60
6	80
7 or more	100

    Under the 401(k) portion of the Plan, participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

  (e) Payment of Benefits

    Upon retirement, death, disability, or termination of service for any other reason, participants may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

  (f) Participant Loans Receivable

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from one to five years. The loans bear interest at a rate commensurate with local prevailing rates.

  (g) Forfeited Accounts

    Forfeited nonvested accounts are used to first reduce Plan expenses and then to reduce future employer contributions. In 2000, $6,100,000 in forfeitures were used to reduce Plan expenses.

(2) Summary of Significant Accounting Policies

  The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

  (a) General

    The Plan is administered by an Administrative Committee made up of employees of the Company. Effective April 2000, the Plan changed the trustee of the Plan from Wachovia Bank of Georgia, N.A. to Northern Trust. The Trustee holds, controls, manages, and administers the assets of the Plan.

  (b) Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis of accounting.

  (c) Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Share amounts related to the Company's common stock have been adjusted for a three-for-two stock split effected in the form of a stock dividend on December 30, 1999 and a two-for-one stock split effected in the form of a stock dividend on July 2, 1998. The investment in the Northern Trust Fund is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

    The Plan also invests in highly liquid, short-term investments which consist primarily of money market funds.

  (d) Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (e) Reclassifications

    Certain balances in prior years have been reclassified to conform with the current year presentation.

(3) Federal Income Taxes

  The Internal Revenue Service has determined and informed the Company by a letter dated September 4, 1997 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5) Investments

  The Plan's investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the assets of the Plan follows:

  Participant Directed

    •
    Primco JRT Stable Fund—Funds are primarily invested in short-term debt obligations that mature within one to three years.

    •
    Barclay's Global Investors Fund—Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

    •
    Putnam New Opportunities Fund—Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

    •
    Templeton Foreign Fund—Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

    •
    Invesco Value Trust Fund—Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

    •
    The Home Depot Stock Fund—Funds are invested in common stock of The Home Depot, Inc.

  The fair value of individual investments that represent 5.0% or more of the Plan's net assets are as follows:

	2000	1999	1998
The Home Depot Stock Fund	$406,412,682	437,755,450	133,487,420
The Home Depot, Inc. Common Stock*	1,105,700,274	1,759,867,725	1,151,069,495
Putnam New Opportunities Fund	91,301,261	99,088,489	54,400,853

    *
    Nonparticipant directed

  Investments in the Putnam New Opportunities Fund did not exceed 5.0% of the Plan's net assets at December 31, 1999 and 1998.

  During 2000, 1999, and 1998, the Plan's investments (depreciated) appreciated in value as follows:

	2000	1999	1998
Net unrealized (depreciation) appreciation in fair market value:
Registered investment funds	$(63,335,045)	35,600,891	11,442,284
Common stock	(791,574,299)	844,996,821	648,149,516

Net change in fair market value	$(854,909,344)	880,597,712	659,591,800

  Non-Participant Directed

  The Home Depot, Inc. Common Stock—Comprised of shares of The Home Depot's common stock, representing the Company's matching and ESOP contributions. During February 1999, the Company made its final contribution to the ESOP, which was originally established during fiscal year 1998. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company's matching contributions to other investment funds. Each participant who has completed five years of service and attained the age of 55 may transfer ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2000	1999	1998
Net assets—The Home Depot, Inc.
Common Stock	$1,105,700,274	1,759,867,725	1,151,069,495

Changes in net assets:
Net (depreciation) appreciation	$(575,403,958)	591,706,121	589,567,114
Contributions	—	64,510,953	41,954,541
Benefits paid to participants	(78,763,493)	(47,418,844)	(47,332,316)

	$(654,167,451)	608,798,230	584,189,339

(6) Investment in Master Trust

  Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and another company-sponsored retirement plan for the Maintenance Warehouse, a wholly owned subsidiary of the Company. At December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 99%.

  Summarized financial information of the Master Trust as of December 31, 2000 is as follows:

Assets:
Cash	$30,132,713
Investments	1,726,018,494
Receivables:
Employer contributions receivable	839,221
Participant loans receivable	58,920,042
Other receivable	327,687

Total receivables	60,086,950

Total assets	1,816,238,157
Liabilities:
Accrued liabilities	160,512
Other payable	96,977

Total liabilities	257,489

Net assets available for benefits	$1,815,980,668

  Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income for the Master Trust for the year ended December 31, 2000 is as follows:

Investment income:
Realized gain on sale or distribution of common stock of The Home Depot, Inc.	$69,624,095
Realized gain on sale of shares of registered investment companies	18,740,198
Net unrealized depreciation in fair value of investments	(857,708,413)
Dividends and interest income	11,525,344

Total	$(757,818,776)

Schedule 1

THE HOME DEPOT FUTUREBUILDER

Schedule of Assets Held for Investment Purposes

December 31, 2000

Identity of issue	Description of investment	Current value
*The Home Depot, Inc. common stock	24,201,374 shares of common stock	$1,105,700,274
*The Home Depot Stock Fund	8,895,490 shares of common stock	406,412,682
Barclay's Global Investors Fund	1,411,966 shares of registered investment company	52,172,152
Invesco Value Trust Fund	955,885 shares of registered investment company	25,264,039
Putnam New Opportunities Fund	1,557,510 shares of registered investment company	91,301,261
Templeton Foreign Fund	1,828,076 shares of registered investment company	18,902,301
Primco JRT Stable Fund	16,801,365 shares of registered investment company	16,801,365

Total investments		$1,716,554,074

*
Indicates party-in-interest to the Plan.

Schedule 1

THE HOME DEPOT FUTUREBUILDER

Schedule of Assets Held for Investment Purposes

December 31, 1999

Identity of issue	Description of investment	Current value
*The Home Depot, Inc. common stock	25,598,076 shares of common stock	$1,759,867,725
*The Home Depot Stock Fund	6,367,352 shares of common stock	437,755,450
Barclay's Global Investors Fund	1,148,890 shares of registered investment company	46,714,658
Invesco Value Trust Fund	782,523 shares of registered investment company	22,661,860
Putnam New Opportunities Fund	1,089,363 shares of registered investment company	99,088,489
Templeton Foreign Fund	1,405,218 shares of registered investment company	15,766,543
Primco JRT Stable Fund	11,591,576 shares of registered investment company	11,591,576

Total investments		$2,393,446,301

*
Indicates party-in-interest to the Plan.

Schedule 1

THE HOME DEPOT FUTUREBUILDER

Schedule of Assets Held for Investment Purposes

December 31, 1998

Identity of issue	Description of investment	Current value
*The Home Depot, Inc. common stock	18,814,474 shares of common stock	$1,151,069,495
*The Home Depot Stock Fund	2,179,305 shares of common stock	133,487,420
Dimensional Fixed Income Fund	927,750 shares of registered investment company	9,388,834
Barclay's Global Investors Fund	1,020,345 shares of registered investment company	34,286,478
Invesco Value Trust Fund	643,516 shares of registered investment company	20,180,662
Putnam New Opportunities Fund	931,043 shares of registered investment company	54,400,853
Templeton Foreign Fund	1,202,693 shares of registered investment company	10,090,597

Total investments		$1,412,904,339

*
Indicates party-in-interest to the Plan.

SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME DEPOT FUTUREBUILDER
Date: June 27, 2001	/s/ LAWRENCE A. SMITH By: Lawrence A. Smith Member, Administrative Committee

QuickLinks

Table of Contents
Independent Auditors' Report
THE HOME DEPOT FUTUREBUILDER Statements of Net Assets Available for Benefits December 31, 2000, 1999, and 1998
THE HOME DEPOT FUTUREBUILDER Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2000, 1999, and 1998
THE HOME DEPOT FUTUREBUILDER Notes to Financial Statements December 31, 2000, 1999, and 1998
THE HOME DEPOT FUTUREBUILDER Schedule of Assets Held for Investment Purposes December 31, 2000
THE HOME DEPOT FUTUREBUILDER Schedule of Assets Held for Investment Purposes December 31, 1999
THE HOME DEPOT FUTUREBUILDER Schedule of Assets Held for Investment Purposes December 31, 1998
SIGNATURES